UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 6 to
ANNUAL REPORT
of
PROVINCE OF NEW BRUNSWICK
CANADA
(Name of Registrant)

Date of end of last fiscal year to which this report relates: March 31, 2023

SECURITIES REGISTERED *
(As of close of fiscal year)

Title of issue _____________________________ N/A	Amounts as to which registration is effective ______________________________ N/A	Names of exchanges on which registered _____________________________ N/A

TOM CLARK Canadian Consulate General 466 Lexington Avenue 20th floor New York, NY 10017 Copies to:
DEANNA L. KIRKPATRICK Davis Polk 450 Lexington Avenue New York, NY 10017	PETER KIELEY Assistant Deputy Minister Treasury Division, Finance Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B5H1

* The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2023 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit	99.1	2024-2025 Budget Speech
	99.2	Economic Outlook
	99.3	Main Estimates
	99.4	Gender Impact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 19TH day of March, 2024.

PROVINCE OF NEW BRUNSWICK

By:	/s/ Peter Kieley
Name:	Peter Kieley
Title:	Assistant Deputy Minister

EXHIBIT INDEX

Exhibit	99.1	2024-2025 Budget Speech
	99.2	Economic Outlook
	99.3	Main Estimates
	99.4	Gender Impact